Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless otherwise specified herein, references to "DryShips," the "Company," "we," "us," and "our" refer to DryShips Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion also contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the "Commission") on March 13, 2017, and other reports or materials that we file with the Commission. See also the discussion in the section entitled "Forward-Looking Statements" below.
Results of Operations
Nine-months ended September 30, 2017 compared to the nine-months ended September 30, 2016
Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,		Change
REVENUES:	2016	2017	Amount	%
Voyage and time charter revenues (including amortization of acquired time charters)	$42,284	$58,123	$15,839	37.5%
Total Revenues	42,284	58,123	15,839	37.5%

EXPENSES:
Voyage expenses	6,364	12,396	6,032	94.8%
Vessels operating expenses	36,554	40,375	3,821	10.5%
Depreciation	2,595	8,632	6,037	232.6%
Impairment loss,(gain)/loss from sale of vessels and vessel owning companies and other	41,836	300	(41,536)	(99.3%)
General and administrative expenses	25,375	23,638	(1,737)	(6.8%)
Other, net	(482)	681	1,163	(241.3%)
Operating loss	(69,958)	(27,899)	42,059	(60.1%)

OTHER INCOME/(EXPENSES):
Interest and finance costs	(7,090)	(9,563)	(2,473)	34.9%
Interest income	39	1,250	1,211	3,105.1%
Gain on interest rate swaps	403	-	(403)	(100%)
Loss on private placement	-	(7,600)	(7,600)	-%
Other, net	(3,089)	(440)	2,649	(85.8%)
Total other expenses, net	(9,737)	(16,353)	(6,616)	67.9%
LOSS BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(79,695)	(44,252)	35,443	(44.5%)
Income taxes	(21)	(81)	(60)	285.7%
Equity in net losses of Ocean Rig	(41,454)	-	41,454	(100%)
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(121,170)	$(44,333)	$76,837	(63.4%)

Revenues
Drybulk carrier segment
Voyage revenues increased by $17.9 million, or 81.4%, to $39.9 million for the nine-month period ended September 30, 2017, as compared to $22.0 million for the nine-month period ended September 30, 2016. An increase of $23.1 million, or 105.0%, is attributable to higher hire rates during the nine-month period ended September 30, 2017, as compared to the same period in 2016, which was partially offset by a 601 day decrease in total voyage days, from 5,183 days to 4,582 days, during the nine-month period ended September 30, 2017, as compared to the nine-month period ended September 30, 2016.

The decrease in voyage days is due to the decrease in the average number of vessels in our fleet by 4.1 vessels, due to the sale of ten vessels and vessel owning companies during the nine-month period ended September 30, 2016, partly offset by the acquisition of nine drybulk vessels during the nine-month period ended September 30, 2017.
Tanker segment
Voyage revenues amounted to $11.1 million for the nine-month period ended September 30, 2017, representing revenues from four tankers, all of which were acquired during the nine-month period ended September 30, 2017. No revenues were recorded for the tanker segment during the same period in 2016, when no tankers were owned or operated by the Company.

Gas carrier segment
Voyage revenues amounted to $3.3 million for the nine-month period ended September 30, 2017, representing revenues from two Very Large Gas Carriers ("VLGC"), which were acquired during the nine-month period ended September 30, 2017. No revenues were recorded for the gas carrier segment during the same period in 2016, when no VLGCs were owned or operated by the Company.
Offshore support segment
Voyage revenues decreased by $16.5 million, or 81.3%, to $3.8 million for the nine-month period ended September 30, 2017, as compared to $20.3 million for the nine-month period ended September 30, 2016. The decrease is mainly due to the termination of the contracts with Petrobras Brasileiro S.A. or Petrobras, for the vessels Crescendo, Jubilee, Indigo and Jacaranda, effective as of March 6, 2016, March 9, 2016, April 6, 2016 and May 3, 2017, respectively, as well as the expiration of the contracts with Petrobras for the vessels Colorado and Emblem on December 27, 2016 and June 21, 2017, respectively.
Voyage expenses
Drybulk carrier segment
Voyage expenses increased by $1.1 million, or 20.8%, to $6.4 million for the nine-month period ended September 30, 2017, as compared to $5.3 million for the nine-month period ended September 30, 2016. The increase in voyage expenses relates to the corresponding increase in voyage revenues.
Tanker segment
Voyage expenses amounted to $5.3 million for the nine-month period ended September 30, 2017, representing expenses from the four tankers acquired during the nine-month period ended September 30, 2017. No voyage expenses were recorded for the tanker segment during the same period in 2016, when no tankers were owned or operated by the Company.
Gas carrier segment
Voyage expenses amounted to $0.1 million for the nine-month period ended September 30, 2017 and are associated mainly to revenue commissions for the two VLGCs. No voyage expenses were recorded for the gas carrier segment during the same period in 2016, when no VLGCs were owned or operated by the Company.
Offshore support segment
Voyage expenses decreased by $0.5 million, or 45.5%, to $0.6 million for the nine-month period ended September 30, 2017, as compared to $1.1 million for the nine-month period ended September 30, 2016. The decrease relates to the corresponding decrease in voyage revenues.
Vessels' operating expenses
Drybulk carrier segment
Vessels' operating expenses increased by $2.0 million, or 8.0%, to $27.1 million for the nine-month period ended September 30, 2017, as compared to $25.1 million for the nine-month period ended September 30, 2016. The increase is mainly due to the acquisition of nine drybulk vessels during the nine-month period ended September 30, 2017, partly offset by a decrease resulting from the sale of ten of our drybulk vessels and vessel owning companies during the nine-month period ended September 30, 2016.

Tanker segment
Vessels' operating expenses amounted to $6.0 million for the nine-month period ended September 30, 2017, representing expenses from four tankers that were acquired during the nine-month period ended September 30, 2017. No operating expenses were recorded for the tanker segment during the same period in 2016, when no tankers were owned or operated by the Company.
Gas carrier segment
Vessels' operating expenses amounted to $2.6 million for the nine-month period ended September 30, 2017, representing expenses for two VLGCs acquired during the nine-month period ended September 30, 2017. No operating expenses were recorded for the gas carrier segment during the same period in 2016, when no VLGCs were owned or operated by the Company.
Offshore support segment
Vessels' operating expenses decreased by $6.8 million, or 59.1%, to $4.7 million for the nine-month period ended September 30, 2017, as compared to $11.5 million for the nine-month period ended September 30, 2016. The decrease is mainly due to laid up of vessels Crescendo, Jubilee and Indigo during 2016 and of vessels Colorado, Jacaranda and Emblem during the nine-month period ended September 30, 2017.
Depreciation
Drybulk carrier segment
Depreciation expense amounted to $4.5 million for the nine-month period ended September 30, 2017, as compared to $0 for the nine-month period ended September 30, 2016. No depreciation charge was recorded for our drybulk carriers for the nine-month period ended September 30, 2016, due to the classification of the vessels as held for sale. The vessels were reclassified as held and used, effective December 31, 2016.
Tanker segment
Depreciation expense amounted to $2.8 million for the nine-month period ended September 30, 2017 and is related to the four tankers acquired during the nine-month period ended September 30, 2017. The tanker segment did not incur any depreciation charges during the same period in 2016, when no tankers were owned or operated by the Company.
Gas carrier segment
Depreciation expense amounted to $0.7 million for the nine-month period ended September 30, 2017 and is related to the two VLGCs acquired during the nine-month period ended September 30, 2017. No depreciation charge was recorded for the gas carrier segment during the same period in 2016, when no VLGCs were owned or operated by the Company.
Offshore support segment
Depreciation expense decreased by $1.9 million, or 73.1%, to $0.7 million for the nine-month period ended September 30, 2017, as compared to $2.6 million for the nine-month period ended September 30, 2016. The decrease is due to the decreased net book value of the vessels on January 1, 2017, as compared to their book values as of January 1, 2016, as a result of the impairment loss charged to the offshore support fleet as of December 31, 2016.
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other
Drybulk carrier segment
During the nine-month period ended September 30, 2016, we recorded a charge of $36.7 million included in "Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other" due to the sale of vessels and vessel owning companies and the deterioration of the market values of the remaining vessels held for sale, which resulted in the reduction of their carrying amounts to fair value less cost to sell. No such charges were recorded during the same period in 2017.

Tanker segment
The tanker segment did not incur any impairment loss, (gain)/loss from sale of vessels and vessel owning companies or other during the relevant periods.
Gas carrier segment
The gas carrier segment did not incur any impairment loss, (gain)/loss from sale of vessels and vessel owning companies or other during the relevant periods.
Offshore support segment
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other decreased by $4.8 million or 94.1%, to $0.3 million for the nine-month period ended September 30, 2017, as compared to $5.1 million for the nine-month period ended September 30, 2016. The above charges refer to write offs of the fair value of the above market acquired time charter contracts that were terminated early by Petrobras during 2016 and 2017, respectively.
General and administrative expenses
Drybulk carrier segment
General and administrative expenses decreased by $4.8 million, or 24.2%, to $15.0 million for the nine-month period ended September 30, 2017, compared to $19.8 million for the nine-month period ended September 30, 2016. General and administrative expenses decreased mainly due to lower fees paid under the new management agreement with TMS Bulkers Ltd and other related entities, effective January 1, 2017.
Tanker segment
General and administrative expenses amounted to $1.6 million for the nine-month period ended September 30, 2017 and are related to the four tankers acquired during the nine-month period ended September 30, 2017. The tanker segment did not incur any general and administrative expenses during the same period in 2016, when no tankers were owned or operated by the Company.
Gas carrier segment
General and administrative expenses amounted to $0.5 million for the nine-month period ended September 30, 2017 and are related to the two VLGCs acquired during the nine-month period ended September 30, 2017. The gas carrier segment did not incur any general and administrative expenses during the same period in 2016, when no VLGCs were owned or operated by the Company.
Offshore support segment
General and administrative expenses increased by $0.9 million, or 16.1%, to $6.5 million for the nine-month period ended September 30, 2017, compared to $5.6 million for the nine-month period ended September 30, 2016. The increase in general and administrative expenses is mainly due to higher fees paid under the new management agreement with TMS Offshore Services Ltd and other related entities, effective January 1, 2017.
Other, net
Drybulk carrier segment
The drybulk carrier segment did not incur any material other, net gains or losses for the nine-month period ended September 30, 2017, as compared to a gain of $1.5 million for the nine-month period ended September 30, 2016.
Tanker segment
The tanker segment did not incur any other expenses during the relevant periods.
Gas carrier segment
The gas carrier segment did not incur any other expenses during the relevant periods.

Offshore support segment
Other, net amounted to a loss of $0.7 million for the nine-month period ended September 30, 2017, as compared to a loss of $1.0 million for the nine-month period ended September 30, 2016. The loss we incurred during the nine-month period ended September 30, 2017, is mainly due to expenses we incurred for our laid up vessels.
Interest and finance costs
Drybulk carrier segment
Interest and finance costs increased by $2.1 million, or 29.6%, to $9.2 million for the nine-month period ended September 30, 2017, as compared to $7.1 million for the nine-month period ended September 30, 2016. The increase is mainly due to increased interest and finance costs from related party credit facilities, partly offset by the loans associated with the vessels and vessel owning companies sold during 2016 that were either repaid or transferred to the new owners of vessel owning companies.
Tanker segment
The tanker segment did not incur any interest and finance costs during the relevant periods.
Gas carrier segment
Interest and finance costs amounted to $0.4 million for the nine-month period ended September 30, 2017 and are associated with drawdowns under the $150 million secured term bank loan dated June 22, 2017, obtained to partially finance the construction costs of our four VLGC newbuildings, two of which were delivered during the period. The gas carrier segment did not incur any interest and finance costs during the nine-month period ended September 30, 2016, when no VLGCs were owned or operated by the Company.
Offshore support segment
The offshore support segment did not incur any interest and finance costs during the relevant periods.
Interest income
Drybulk carrier segment
Interest income amounted to $1.2 million for the nine-month period ended September 30, 2017, while no material interest income was earned for the nine-month period ended September 30, 2016. The increase is due to increased cash balances during the nine-month period ended September 30, 2017, as compared to the same period in 2016.
Tanker segment
The tanker segment did not earn any material interest income during the relevant periods.
Gas carrier segment
The gas carrier segment did not earn any material interest income during the relevant periods.
Offshore support segment
The offshore support segment did not earn any material interest income during the relevant periods.
Gain on interest rate swaps
Drybulk carrier segment
There was no gain or loss on interest rate swaps for the nine-month period ended September 30, 2017, as compared to a gain of $0.9 million for the nine-month period ended September 30, 2016. The gain recorded for the nine-month period ended September 30, 2016 was mainly due to the expiration of the swaps associated with certain sold vessels and vessel owning companies.

Tanker segment
There was no gain or loss on interest rate swaps for the nine-month period ended September 30, 2017, as compared to a loss on interest rate swaps of $0.5 million realized for the nine-month period ended September 30, 2016. The decrease for the nine-month period ended September 30, 2017 is due to termination of the respective swaps associated with the vessels sold from fiscal year 2015.
Gas carrier segment
The gas carrier segment did not incur any gains or losses on interest rate swaps during the relevant periods.
Offshore support segment
The offshore support segment did not incur any gains or losses on interest rate swaps during the relevant periods.
Loss on private placement
Drybulk carrier segment
The drybulk segment incurred a loss of $5.1 million for the nine-month period ended September 30, 2017 associated with the closing of the private placement relating to the bulker fleet. No such transaction incurred during the same period in 2016.
Tanker segment
The tanker segment incurred a loss of $0.6 million for the nine-month period ended September 30, 2017 associated with the closing of the private placement relating to the tanker fleet. No such transaction incurred during the same period in 2016.
Gas carrier segment
The gas carrier segment incurred a loss of $0.1 million for the nine-month period ended September 30, 2017, associated with the closing of the private placement relating to the gas carrier fleet. No such transaction incurred during the same period in 2016.
Offshore support segment
The offshore support segment incurred a loss of $1.8 million for the nine-month period ended September 30, 2017, associated with the closing of the private placement relating to the offshore support fleet. No such transaction incurred during the same period in 2016.
Other, net
Drybulk carrier segment
The drybulk carrier segment incurred a loss of $0.3 million for both nine-month periods ended September 30, 2017 and 2016. The loss for the nine-month periods ended September 30, 2016 and 2017 is mainly due to foreign currency exchange rate differences.
Tanker segment
The tanker segment did not incur any material gains or losses during the nine-month period ended September 30, 2017, as compared to other, net amounted to a loss of $0.4 million for the nine-month period ended September 30, 2016. The loss for the nine-month period ended September 30, 2016 is due to foreign currency exchange rate differences.
Gas carrier segment
The gas carrier segment did not incur any material expenses during the relevant periods.
Offshore support segment
The offshore support segment incurred a loss of $0.1 million for the nine-month period ended September 30, 2017, as compared to a loss of $2.4 million for the nine-month period ended September 30, 2016. The loss for the nine-month period ended September 30, 2016 and 2017 is due to foreign currency exchange rate differences.

Income taxes
Drybulk carrier segment
We did not incur any material income taxes on international shipping income in our drybulk carrier segment for the relevant periods.
Tanker segment
We did not incur any income taxes on international shipping income in our tanker segment for the relevant periods.
Gas carrier segment
We did not incur any material income taxes on international shipping income in our gas carrier segment for the relevant periods.
Offshore support segment
We did not incur any material income taxes on international shipping income in our offshore support segment for the relevant periods.
Equity in net losses of affiliated company
From June 8, 2015 (the date of its deconsolidation) through April 4, 2016, Ocean Rig UDW Inc. ("Ocean Rig") was considered as an affiliated entity. On April 5, 2016, we sold all of our shares in Ocean Rig to a subsidiary of Ocean Rig and as of this date, we no longer hold any equity interest in Ocean Rig. As a result of the above transaction, our share of losses from Ocean Rig amounting to $41.5 million including $162.2 million of impairment in the Ocean Rig investment and $0.8 million of gain due to the sale of our shares in Ocean Rig on April 5, 2016, including $0.3 million related to other comprehensive income, as a single amount in the unaudited interim condensed consolidated statements of operations for the nine-month period ended September 30, 2016.
Liquidity
As of September 30, 2017, we had cash and cash equivalents of $37.7 million and $15.0 million of restricted cash. Our restricted cash relates to (i) bank deposits which are used to fund the loan installments coming due, (ii) bank deposits permanently blocked as cash collateral and (iii) required minimum cash and cash equivalents.
Our cash and cash equivalents decreased by $38.7 million, or 50.7%, to $37.7 million as of September 30, 2017, compared to $76.4 million as of December 31, 2016 and our restricted cash increased to $15.0 million as of September 30, 2017, compared to $0.3 million as of December 31, 2016. The decrease in our cash and cash equivalents was mainly due to advances for vessels under construction and acquisitions of $592.2 million, loan repayments of $17.3 million, the increase in restricted cash of $14.7 million, dividend payments of $7.5 million, payments of financing costs of $8.6 million and cash used in operating activities of $41.6 million, partly offset by proceeds from common stock issuances of $568.2 million and proceeds from long term debt of $75.0 million.
Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding loan facilities and pay dividends.
As of September 30, 2017, we had total indebtedness of $247.2 million under our credit facilities, excluding unamortized financing fees.
Please refer to the discussion on Long-term Debt as detailed in Note 11 of our Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Commission on March 13, 2017 and Note 9 of the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2017 included herein, for more information.

Cash flow
Net cash used in operating activities was $41.6 million for the nine-month period ended September 30, 2017. In determining net cash used in operating activities for the nine-month period ended September 30, 2017, net loss was adjusted for the effects of certain non-cash items including $8.6 million of depreciation, $1.0 million of amortization and write offs of deferred financing costs, $1.3 million of amortization and write offs of fair value acquired time charter contracts, $7.6 million of losses upon the closing of the private placement transaction and $1.3 million of non-cash stock based compensation expenses. The Company had net cash outflows from changes in operating assets and liabilities of approximately $17.1 million for the nine-month period ended September 30, 2017. Net cash used in operating activities was $18.1 million for the nine-month period ended September 30, 2016.
Net cash used in investing activities was $606.9 million for the nine-month period ended September 30, 2017, due to outflows regarding advances for vessels under construction and outflows for vessel acquisitions amounting to $592.2 million, and the increase in our restricted cash of $14.7 million. Net cash provided by investing activities was $50.7 million for the nine-month period ended September 30, 2016.
Net cash provided by financing activities was $609.8 million for the nine-month period ended September 30, 2017, consisting of proceeds from common stock issuance of $568.2 million and proceeds from long-term debt of $75.0 million partly offset by repayments of $17.3 million of debt under our long-term credit facilities, dividend payments of $7.5 million and payments of financing fees of $8.6 million. Net cash used in financing activities was $32.5 million for the nine-month period ended September 30, 2016.
Financing activities
Long-term debt
As of September 30, 2017, we believe we were in compliance with the financial covenants contained in our debt agreements.
We plan to pay loan installments and interest with cash on hand, cash expected to be generated from operations, bank debt and equity offerings or a combination thereof, which we expect to be sufficient to repay our loans amounting to approximately $247.2 million. For more information, see Note 9 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2017 included herein.
The annual principal payments required to be made after September 30, 2017, regarding our bank debt, including balloon payments, totaling $74.2 million, are as follows:
Twelve months ending	Total (in thousands)
September 30, 2018	$6,090
September 30, 2019	6,090
September 30, 2020	6,090
September 30, 2021	6,090
September 30, 2022 and thereafter	49,879
74,239
Less: Financing fees	(1,248)
Total debt	$72,991

The annual principal payments required to be made after September 30, 2017, regarding our Revolving Facility Agreement with Sierra Investments Inc. ("Sierra"), totaling $173.0 million, are payable on December 31, 2021.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.

Recent Developments
On October 2, 2017, upon the closing of our rights offering, rights holders subscribed for an aggregate 305,760 shares of our common stock while 36,057,876 shares of our common stock were issued to Sierra pursuant to the backstop agreement between Sierra and the Company. The consideration for the 36,057,876 shares of our common stock issued to Sierra was the repayment of $99.2 million under the Sierra Revolving Facility.
On October 16, 2017, our board of directors declared a quarterly dividend of $2.5 million with respect to the quarter ended September 30, 2017, to the shareholders of record as of October 27, 2017. The dividend was paid on November 13, 2017.
On October 25, 2017, revolving credit facility with Sierra was refinanced with a new loan facility with Sierra secured by certain vessels, with a loan to value ratio of 50%, a tenor of five years, no amortization and carries an interest rate of LIBOR plus 4.5%. No arrangement fees or otherwise were charged in connection with the refinancing.
On October 27, 2017, we drew down $37.5 million from the secured term bank loan dated on June 22, 2017 to partially finance the final installment of the under construction VLGC vessel, Mont Fort. On October 31, 2017, the vessel Mont Fort was delivered to us, while on November 5, 2017, Mont Fort commenced its time charter on a fixed rate with ten years firm duration to an oil major trading company.
On November 21, 2017, Mr. George Kokkodis was appointed to our board of directors. Following the appointment of Mr. Kokkodis, our board of directors is now comprised of six directors, four of whom are considered independent under the NASDAQ rules.
During September 2017, the vessels Majorca and Marbella experienced grounding incidents. As a result we expect to incur a total of about 115 off-hire days and also incur one-time expenses of approximately $2.0 million associated with the relevant repairs.
Significant Accounting policies
A discussion of our significant accounting policies can be found in our consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Commission on March 13, 2017.
Changes in Accounting Policies
Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the nine-month period ended September 30, 2017.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "will," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;
•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•	our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•	our ability to successfully employ our existing and newbuild drybulk, tanker, liquefied petroleum gas and offshore support vessels, as applicable;
•
our offshore support contract backlog, contract commencements, offshore support contract terminations, offshore support contract option exercises, offshore support contract revenues, offshore support contract awards and platform and offshore support vessels mobilizations and performance provisions,

•
our capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	statements about drybulk, tanker and liquefied petroleum gas shipping and offshore support market trends, charter rates and factors affecting supply and demand;
•	our expectations regarding the availability of vessel acquisitions; and
•	anticipated developments with respect to pending litigation.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates, utilization of vessels and vessel values; the failure of a seller or shipyard to deliver one or more vessels; the failure of a buyer to accept delivery of one or more vessels; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk or liquefied petroleum gas commodities, oil or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists; and other factors listed from time to time in reports, registration statements and other materials that we file with the Commission, including our most recently filed Annual Report on Form 20–F for the year ended December 31, 2016.

DRYSHIPS INC.
 INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2016 and September 30, 2017 (unaudited)
 (Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,	September 30,
ASSETS	2016	2017

CURRENT ASSETS:
Cash and cash equivalents	$76,414	$37,666
Restricted cash	350	-
Trade accounts receivable, net of allowance for doubtful receivables of $11 at December 31, 2016 and $68 at September 30, 2017	7,528	11,376
Due from related parties (Note 3)	6,674	23,783
Above market acquired time charter contracts (Note 7)	1,500	-
Prepayments and advances	1,158	1,293
Other current assets (Note 4)	4,546	8,512
Total current assets	98,170	82,630

FIXED ASSETS, NET:
Advances for vessels under construction and related costs (Note 5)	-	47,758
Vessels, net (Note 6)	95,550	682,223
Total fixed assets, net	95,550	729,981

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Notes 8, 10)	-	34,000
Restricted cash	10	15,010
Other non-current assets	-	1,263
Total other non-current assets	10	50,273
Total assets	$193,730	$862,884

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Long-term debt, net of deferred finance costs (Note 9)	$16,811	$5,808
Accounts payable and other current liabilities	1,179	5,784
Accrued liabilities (Note 3)	3,709	6,894
Below market acquired time charter contract (Note 10)	-	272
Due to related parties (Note 3)	5,033	35
Deferred revenue	607	1,800
Total current liabilities	27,339	20,593

NON-CURRENT LIABILITIES:
Long-term debt, net of deferred finance costs (Note 9)	-	67,183
Due to related parties (Note 3)	116,617	167,639
Total non-current liabilities	116,617	234,822

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2016 and September 30, 2017; 100,000,000 shares designated as Series A Convertible Preferred Stock; 100,000,000 shares designated as Series B Convertible Preferred Stock, 10,000 shares designated as Series C Convertible Preferred Stock; 3,500,000 shares designated as Series D Preferred Stock; 50,000 shares designated as Series E-1 Convertible Preferred Stock and 50,000 designated as Series E-2 Convertible Preferred Stock; 0 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2016 and September 30, 2017; 0 shares of Series B Convertible Preferred stock issued and outstanding at December 31, 2016 and September 30, 2017, 0 shares of Series C Convertible Preferred stock issued and outstanding at December 31, 2016 and September 30, 2017, 29 and 0 shares of Series D Preferred stock issued and outstanding at December 31, 2016 and September 30, 2017, 0 shares of Series E1 Convertible Preferred stock issued and outstanding at December 31, 2016 and September 30, 2017 and 0 shares of Series E2 Convertible Preferred stock issued and outstanding at December 31, 2016 and September 30, 2017 (Note 1, 11)
	-	-

Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2016 and September 30, 2017; 4,711 and 67,911,072 shares issued and outstanding at December 31, 2016 and September 30, 2017, respectively (Note 1,11)	-	679

Treasury stock; $0.01 par value; 3 and 0 shares at December 31, 2016 and September 30, 2017, respectively (Note 1)	-	-
Additional paid-in capital	3,360,124	3,966,169
Accumulated deficit	(3,310,350)	(3,359,379)
Total DryShips Inc. stockholders' equity	49,774	607,469
Total liabilities and stockholders' equity	$193,730	$862,884

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2016 and 2017
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended September 30,
REVENUES:	2016	2017
Voyage and time charter revenues (including amortization of acquired time charters) (Note 3)	42,284	58,123
Total Revenues (Note 15)	$42,284	$58,123

EXPENSES:
Voyage expenses	6,364	12,396
Vessels operating expenses	36,554	40,375
Depreciation (Note 6)	2,595	8,632
Impairment loss, (gain)/loss from sale of vessels and vessel owning companies and other (Note 6 and 7)	41,836	300
General and administrative expenses (Note 3)	25,375	23,638
Other, net	(482)	681
Operating loss	(69,958)	(27,899)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 14)	(7,090)	(9,563)
Interest income	39	1,250
Loss on Private Placement (Note 3,10)	-	(7,600)
Gain on interest rate swaps (Note 10)	403	-
Other, net	(3,089)	(440)
Total other expenses, net	(9,737)	(16,353)

LOSS BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(79,695)	(44,252)
Income taxes (Note 17)	(21)	(81)
Equity in net losses of Ocean Rig (Note 8)	(41,454)	-

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(121,170)	$(44,333)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 16)	(121,774)	(41,528)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS BASIC AND DILUTED (Note 16)	$(1,739,628.57)	$(3.36)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 16)	70	12,356,150
Dividends declared per share (Note 11)	$-	$26.82

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the nine-month periods ended September 30, 2016 and 2017
 (Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2016	2017
- Net loss	$(121,170)	$(44,333)
Other comprehensive income:
- Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations, net	110	-
Total other comprehensive income	$110	$-
Total comprehensive loss	(121,060)	(44,333)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2016 and 2017
 (Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2016	2017
Net Cash Used in Operating Activities	$(18,148)	$(41,634)

Cash Flows Provided by/(Used in) Investing Activities:
Proceeds from sale of Ocean Rig shares	49,911	-
Sale of fixed assets	(8,642)	-
Fixed assets additions	-	(592,265)
Decrease/(Increase) in restricted cash	9,412	(14,650)
Net Cash Provided by /(Used in) Investing Activities	50,681	(606,915)

Cash Flows Provided by/(Used in) Financing Activities :
Proceeds from long-term debt	28,000	75,000
Principal payments and repayments of long-term debt	(70,378)	(17,258)
Net proceeds from common stock issuance	-	568,200
Proceeds from preferred stock issuance	9,845	-
Dividends paid	-	(7,500)
Payment of financing costs	-	(8,641)
Net Cash Provided by/ (Used in) Financing Activities	(32,533)	609,801
Net decrease in cash and cash equivalents	-	(38,748)

Cash and cash equivalents at beginning of the period	-	76,414
Cash and cash equivalents at end of the period	$-	$37,666
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	2,787	7,858
Non cash investing activities:
Fixed assets additions	-	(50,283)
Investment in affiliate	-	(34,000)
Non cash financing activities:
Exchange of Preferred Stock into loan	$8,750	$-
Loan drawdown for vessels additions	-	79,000
Capital distribution for common control transaction	-	(29,000)
Conversion of loan into Preferred Stock	(8,750)	-
Common stock issuance	-	74,545
Preferred Shares forfeiture with common stock issuance	-	(8,750)
Stockholders' Contribution upon preferred shares forfeiture	-	2,805
Conversion of loan into Common Stock	$-	$(27,000)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
1. Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands.  The Company is a diversified owner of ocean going cargo vessels.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and include the accounts and operating results of Dryships, its wholly-owned subsidiaries and its affiliates.
From June 8, 2015 (the date of its deconsolidation) through April 4, 2016, Ocean Rig UDW Inc. ("Ocean Rig") was considered  an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig was accounted for under the equity method and its assets and liabilities were not consolidated in the Company's balance sheet. On April 5, 2016, the Company sold all of its common shares in Ocean Rig to a subsidiary of Ocean Rig and as of this date, the Company no longer holds any equity interest in Ocean Rig. Accordingly, additional disclosures for Ocean Rig have not been included in the accompanying interim condensed consolidated financial statements.
As of August 29, 2017, Heidmar Holdings LLC ("Heidmar") was considered an affiliated entity following the Company's acquisition of an entity that holds a 49% interest in Heidmar in connection with the Private Placement. Heidmar is one of the world's leading commercial tanker pool operators (Note 3, 8).
In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2017, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.
On March 11, 2016, the Company effected a 1-for-25 reverse stock split of its issued common stock. In connection with the reverse stock split seven fractional shares were cashed out. On August 15, 2016, the Company effected a 1-for-4 reverse stock split of its issued common stock. In connection with the reverse stock split five fractional shares were cashed out. On November 1, 2016, the Company effected a 1-for-15 reverse stock split of its issued common stock. In connection with the reverse stock split nine fractional shares were cashed out. On January 23, 2017, the Company effected a 1-for-8 reverse stock split of its issued common stock. In connection with the reverse stock split four fractional shares were cashed out. On April 11, 2017, the Company effected a 1-for-4 reverse stock split of its issued common stock. In connection with the reverse stock split two fractional shares were cashed out. On May 11, 2017, the Company effected a 1-for-7 reverse stock split of its issued common stock. In connection with the reverse stock split three fractional shares were cashed out. On June 22, 2017, the Company effected a 1-for-5 reverse stock split of its issued common stock. In connection with the reverse stock split two fractional shares were cashed out. Finally on July 21, 2017, the Company effected a 1-for-7 reverse stock split of its issued common stock. In connection with the reverse stock split two fractional shares were cashed out.
All share and per share amounts disclosed in the consolidated financial statements and notes give effect to these reverse stock splits retroactively, for all periods presented.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
2. Significant Accounting Policies:
A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 13, 2017 (the "Consolidated Financial Statements for the year ended December 31, 2016"). There have been no material changes to these policies in the nine-month period ended September 30, 2017 other than that the Company a) entered into two additional reportable segments by entering the tanker market through the acquisition of four tanker vessels (Note 6) and the gas carrier market through the acquisition of four VLGCs (Note 5 and 6), b) elected to account of an investment in an affiliate using the fair value option with changes in fair value recognized in profit or loss (Note 8), c) entered in nonmonetary transactions (Note 3, 10) and d) adopted the accounting standard update discussed below.
Investment in affiliates under fair value option: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but over which it does not exercise control. In accordance with ASC 825-10 entities are allowed to elect to measure certain financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value. Equity method investments are eligible for the fair value option. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, ASC 825-10-25-7 requires that the fair value option be applied to all of the investor's eligible interests in that investee. The Company elected for the investment of 49% equity interests in Heidmar to be accounted for under the fair value option (Note 8).The fair value option election is non-revocable even if the Company loses significant influence over the investee. Under the fair value model, an investment in an affiliate is recognized initially at the transaction price and at each reporting date, an investor shall measure its investments in affiliates at fair value, with changes recognized in profit or loss.
Nonmonetary transactions- Exchange of the capital stock of an entity for nonmonetary assets or services: Non-monetary transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any difference between the fair value and the transaction price is considered as gain or loss for the Company. The Company determines fair value of assets and liabilities given up or received in accordance with ASC 820 "Fair Value Measurement." In cases of transactions related to an exchange of preferred shares with common ones, any difference between the fair value and the carrying value of the exchanged preferred shares is considered as shareholders dividend or capital contribution from/to the Company.
Recent Accounting pronouncements:
In January 2017, FASB issued ASU No. 2017-03 "Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)." The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidate Financial Statement was from the September 2016 meeting, where the SEC staff expressed its expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption in 2017 of this new accounting guidance did not have a material effect on the Company's Consolidated Financial Statements.
In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718), Scope of Modification Accounting" ("ASU 2017-09"), which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. ASU 2017-09 is effective for annual periods, including interim periods within those annual periods, beginning after 15 December 2017, however early adoption is permitted. The Company is in the process of assessing the impact of the amendment of this Update on the Company's consolidated financial position and performance.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
2.  Significant Accounting Policies - continued:
Recent Accounting pronouncements - continued:
In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, FASB issued Accounting Standard Update No. 2015-14 "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein.  The Company will adopt the standard as of January 1, 2018 and is expecting that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue for voyage charters, whereby the Company's method of determining proportional performance might change from discharge-to-discharge to load-to-discharge. This will result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. This change will result in revenue being recognized later in the voyage which may cause additional volatility in revenue and earnings between periods. The Company is in the process of validating aspects of ASU 2014-09, quantifying the effect that the adoption of the ASU 2014-09 will have on its financial statements, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.
3. Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed consolidated statements of operations are as follows:
Balance Sheet	December 31, 2016	September 30, 2017
Due from related parties	$6,674	$23,783
Advances for vessels under construction and related costs	-	1,580
Accrued liabilities	(1,082)	(3,746)
Due to related parties, current	(5,033)	(35)
Due to related parties, non-current	$(116,617)	$(167,639)

	Nine-month period ended September 30,
Statement of Operations	2016	2017
Voyage revenues	$1,800	$2,332
Voyage expenses	282	816
General and administrative expenses	19,642	18,249
Commissions for assets sold	743	-
Interest and finance costs	1,087	8,763
Loss on Private Placement	$-	$7,600

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TMS Bulkers Ltd.– TMS Offshore Services Ltd. - TMS Tankers Ltd.- TMS Cardiff Gas Ltd. : Effective January 1, 2017, the Company entered into  new agreements (the "New TMS Agreements") with TMS Bulkers Ltd. ("TMS Bulkers") and TMS Offshore Services Ltd. ("TMS Offshore Services") (together the "Managers") to streamline the services offered by TMS Bulkers under the management agreements with each of the Company's drybulk vessel-owning subsidiaries and by TMS Offshore Services, pursuant to the respective management agreements with the Company's offshore support vessel–owning subsidiaries. The Managers may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and Chief Executive Officer.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

3. Transactions with Related Parties - continued:
TMS Bulkers Ltd. – TMS Offshore Services Ltd. - TMS Tankers Ltd.- TMS Cardiff Gas Ltd. - continued: In connection with the New TMS Agreements that entail an increased scope of services, including executive management, commercial, accounting, reporting, financing, legal, manning, catering, IT, attendance, insurance, technical and operations services, the Company terminated the consulting agreements with Fabiana Services S.A. ("Fabiana"), Vivid Finance Limited ("Vivid") and Basset Holdings Inc. ("Basset"), entities controlled by the Company's Chairman and Chief Executive Officer Mr. George Economou and by the President and Chief Financial Officer Mr. Anthony Kandylidis, effective as of December 31, 2016. The all-in base cost for providing the increased scope of services was reduced to $1,643/day per vessel, which is a 33% reduction from prior levels, based on a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel. The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. The New TMS Agreements entitle the Managers to an aggregate performance bonus for 2016 amounting to $6,000, as well as a one-time setup fee of $2,000. Under the respective agreements, the Managers are also entitled to (i) a discretionary performance fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses. The New TMS Agreements have terms of ten years.
Under both the New TMS Agreements and the agreements effective up to December 31, 2016, if the Managers are requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay the Managers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $589 based on the Euro/U.S. Dollar exchange rate at September 30, 2017) per day.
In the event that the management agreements are terminated for any reason other than a default by TMS Bulkers and TMS Offshore or change of control of the vessel owning companies' ownership, the Company is required to pay the management fee for a further period of three calendar months as from the date of termination. During the nine-month periods ended September 30, 2016 and 2017, the Company did not incur any such charges.
In the event of a change of control of the vessel owning companies' ownership, the Company is required to pay TMS Bulkers/TMS Offshore a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Bulkers/TMS Offshore under the term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate the agreement for a convenience at any time for a fee of $50,000.

Transactions with TMS Bulkers/TMS Offshore in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.
The Company also entered into new agreements with TMS Cardiff Gas Ltd. ("TMS Cardiff Gas") and TMS Tankers Ltd. ("TMS Tankers") regarding its newly acquired tanker and gas carrier vessels on similar terms as the New TMS Agreement with the Managers (Note 5). TMS Cardiff Gas and TMS Tankers may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and Chief Executive Officer.
According to the agreements effective up to December 31, 2016, TMS Bulkers provided comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services included operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each vessel management agreement provided for a fixed management fee of Euro 1,500 ($1,768 based on the Euro/U.S. Dollar exchange rate at September 30, 2017) per vessel per day, which was payable in equal monthly installments in advance and could be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($1,821 based on the Euro/U.S. Dollar exchange rate at September 30, 2017). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,591 ($1,875 based on the Euro/U.S. Dollar exchange rate at September 30, 2017). Effective January 1, 2016, the fixed management fee was adjusted by 3% to Euro 1,639 ($ 1,931 based on the Euro/U.S. Dollar exchange rate at September 30, 2017).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
3. Transactions with Related Parties - continued:
TMS Bulkers Ltd. – TMS Offshore Services Ltd. - TMS Tankers Ltd.- TMS Cardiff Gas Ltd. - continued: Under the respective agreements, TMS Bulkers was also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that were arranged by TMS Bulkers; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that were arranged by TMS Bulkers and (iv) reimbursement of associated legal expenses.
Each management agreement had an initial term of five years and was eligible for automatic renewal after a five-year period and thereafter extended in five-year increments, unless the Company provided notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
According to the agreements effective up to December 31, 2016 TMS Offshore Services provided overall technical and crew management to the Company's Platform Supply and Oil Spill Recovery vessels. Under the management agreements, TMS Offshore was entitled to a daily management fee per vessel of Euro 1,061 ($1,250 based on the Euro/U.S. Dollar exchange rate at September 30, 2017), payable in equal monthly installments in advance and could automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.
Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff Marine Inc., a company controlled by Mr. George Economou, the Company's Chairman and Chief Executive Officer, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company could exercise any one, several or all of the rights. Each right was valid until one day before the contractual date of delivery of each vessel. The newbuildings were delivered during 2017, and none of the seven rights was exercised by the Company.
Cardiff Tankers Inc. – Cardiff Gas Ltd: Under certain charter agreements for the Company's tankers and gas carrier vessels, Cardiff Tankers Inc. ("Cardiff Tankers") and Cardiff Gas Ltd ("Cardiff Gas"), two related party entities incorporated in the Republic of the Marshall Islands, provide services related to the sourcing, negotiation and execution of charters, for which they are entitled to a 1.25% commission on charter hire earned by those vessels.
George Economou: As the Company's Chairman, Chief Executive Officer and principal shareholder with a 53.5% shareholding on common stock as of September 30, 2017, with his beneficially ownership of 36,363,639 common shares through: (i) 12,000,000 common shares owned by SPII Holdings Inc. ("SPII"), an entity that may be deemed to be affiliated with Mr. Economou; (ii) 9,818,185 common shares owned by Sierra Investments Inc. ("Sierra"), an entity that may be deemed to be affiliated with Mr. Economou; and (iii) 14,545,454 common shares owned by Mountain Investments Inc. ("Mountain"), an entity that may be deemed to be affiliated with Mr. Economou, Mr. George Economou has control over the actions of the Company. As of November 22, 2017 and following the closing of the Rights Offering (Note 11), entities that may be deemed to be beneficially owned by Mr. George Economou hold a 69.5% shareholding on the Company's common stock.
Other: On February 15, 2016, the Company announced that the sale of the vessel owning companies of its Capesize vessels, Fakarava, Rangiroa and Negonego to entities controlled by its Chairman and Chief Executive officer Mr. George Economou had failed and on March 24, 2016, entered into new sales agreement with entities controlled by Mr. George Economou, for the sale of the shares in the above vessel owning companies. (Note 6)
On September 16, 2016 and October 26, 2016, the Company also entered into sales agreements with entities controlled by Mr. George Economou for the sale of the shares of the owning companies of the Panamax vessels Oregon, Amalfi and Samatan, respectively. (Note 6)
On January 12, 2017, the Company entered into a "zero cost" Option Agreement (the "LPG Option Agreement"), with companies controlled by Mr. George Economou, the Company's Chairman and Chief Executive Officer, for the purchase of the shares of four owning companies of four high specifications Very Large Gas Carriers ("VLGCs") capable of carrying liquefied petroleum gas ("LPG") that were under construction at Hyundai Samho Heavy Industries Co., Ltd. ("HHI") and have long-term time charter employment agreements with major oil companies and oil traders. Under the terms of the LPG Option Agreement, the Company had until April 4, 2017, to exercise four separate options to purchase up to the four VLGCs at a price of $83,500 per vessel. The transaction was approved by the independent directors of the Company's board of directors based on third party broker valuations. On January 19, 2017 and March 10, 2017, the Company exercised the first two options and acquired two of the VLGCs under construction (Note 5 and Note 6), and on April 6, 2017, exercised the remaining two options and acquired the two remaining VLGCs under construction. (Note 5)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
3. Transactions with Related Parties - continued:
Other - continued: On April 3, 2017, and in connection with the acquisition of the four VLGCs under construction, the Company acquired 100% of the shares of Cardiff LNG Ships Ltd. and Cardiff LPG Ships Ltd. without any cost or payment from entities affiliated with Mr. George Economou, the Company's Chairman and Chief Executive Officer.
On May 15, 2017, the Company also entered into a purchase agreement with an entity affiliated with Mr. George Economou for the purchase of the shares of the owning company of the Suezmax newbuilding vessel Samsara. The transaction was approved by the audit committee of the Company's Board of Directors taking into account independent third-party broker charter free valuations certificates and the long-term employment on a fixed rate basis plus profit share, provided by the seller. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer's option at a base rate plus profit share. The charterer was also granted purchase options at the end of each firm period. (Note 6)
Fabiana Services S.A.: On October 22, 2008, the Company entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, with an effective date from February 3, 2008, as amended. Under the agreement, Fabiana provided the services of the Company's Chief Executive Officer. The term of the agreement has been amended for a period of five years commencing on February 3, 2013, unless terminated earlier in accordance with the agreement. Pursuant to the agreement, the Company was obliged to pay an annual remuneration to Fabiana. Fabiana was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. In addition, Fabiana could terminate the agreement for good reason and in such event the Company will be obliged to pay a lump sum amount. Effective December 31, 2016, the consultancy agreement with Fabiana was terminated at no cost by mutual agreement of the parties.
Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset, a related party entity incorporated in the Republic of Marshall Islands, Basset provided consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President, and since December 2016 President and Chief Financial Officer of the Company. The agreement had an initial term of five years and could be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company was obliged to pay an annual remuneration to Basset. Basset was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company could terminate the agreement for cause, as defined in the agreement, in which case Basset would not be entitled to further payments of any kind. Upon termination of the agreement without cause, as defined in the agreement, the Company would be obliged to pay a lump sum amount. Basset could terminate the agreement without cause upon three months written notice. In addition, Basset could terminate the agreement for good reason and in such event, the Company was obliged to pay a lump sum amount. Effective December 31, 2016, the consultancy agreement with Basset was terminated at no cost by mutual agreement of the parties.
Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between the Company and Vivid, a company controlled by Mr. George Economou, the Company's Chairman and Chief Executive Officer, Vivid provided the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; or (ii) at any time by the mutual agreement of the parties. Effective January 1, 2013, the Company amended its agreement with Vivid to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries. In essence, post-amendment, the consultancy agreement between the Company and Vivid was in effect for the Company's drybulk and offshore support shipping segments only. Effective December 31, 2016, the consultancy agreement with Vivid was terminated at no cost by mutual agreement of the parties.
Ocean Rig UDW Inc.: On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with a subsidiary of Ocean Rig, to assist with the stacking of Ocean Rig's drilling units in Las Palmas.
On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911. The sale proceeds were used to partly reduce the outstanding amount under the Revolving Credit Facility provided to the Company by Sifnos Shareholders Inc. ("Sifnos") an entity controlled by the Company's Chairman and Chief Executive Officer, Mr. George Economou and for general corporate purposes. In addition, the Company reached an agreement under the Revolving Credit Facility with Sifnos whereby the lender agreed to, among other things release its lien over the Ocean Rig shares. This transaction was approved by the disinterested members of the Company's Board of Directors on the basis of a fairness opinion. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
3. Transactions with Related Parties - continued:
Private Placement – Rights Offering: The Company's independent members of the board in connection with a fairness opinion obtained on August 11, 2017, approved a transaction pursuant to which the Company sold 36,363,636 of the Company's common shares to entities affiliated with its Chairman and Chief Executive Officer, Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share (the "Private Placement"). On August 11, 2017, the Company signed a binding term sheet (the "Term Sheet") pursuant to the Private Placement terms. On August 29, 2017, following the closing of the Company's Private Placement : (i) 9,818,182 common shares were issued to Sierra as an exchange for the reduction of the principal outstanding balance by $27,000 of the Company's unsecured credit facility with Sierra, (ii) 14,545,454 common shares were issued to Mountain as an exchange for the termination of the participation rights agreement dated May 23, 2017 ( the "Participation Rights Agreement") and the forfeiture of all outstanding shares of Series D Preferred Stock (which carried 100,000 votes per share) and (iii) 12,000,000 common shares to SPII as  consideration for the purchase of the 100% issued and outstanding equity interests of Shipping Pool Investors Inc. ("SPI"), which directly holds a 49% interest in Heidmar, a global tanker pool operator.  (Note 10)
On August 11, 2017, pursuant to the Term Sheet, the Audit Committee also approved a rights offering (the "Rights Offering") that commenced on August 31, 2017 and allowed  the Company's shareholders to purchase their pro rata portion of up to $100,000 of the Company's common shares at a price of $2.75 per share. In connection with the Rights Offering, on August 29, 2017, Sierra also entered into a backstop agreement (the "Backstop Agreement") to purchase from the Company, at $2.75 per share, the number of shares of common stock offered pursuant to the Rights Offering that would not be issued pursuant to existing shareholders' exercise in full of their rights (Note 11).
Sifnos Shareholders Inc. – Sierra Investments Inc.: On October 21, 2015, as amended on November 11, 2015, the Company entered into a secured revolving credit facility (''Revolving Credit Facility'') of up to $60,000 with Sifnos an entity that may be deemed to be affiliated with Mr. George Economou, the Company's Chairman and Chief Executive Officer, for general working capital purposes. The Revolving Credit Facility was secured by the shares that the Company held in Nautilus Offshore Services Inc. and by a first priority mortgage over one Panamax drybulk carrier. The Revolving Credit Facility had a tenor of three years. Under this agreement, the lender had the right to convert a portion of the outstanding Revolving Credit Facility into shares of the Company's common stock or into shares of common stock of Ocean Rig held by the Company. The conversion would be based on the volume weighted average price of either stock plus a premium. Furthermore, the Company, as the borrower under this agreement, had the right to convert $10,000 of the outstanding Revolving Credit Facility into 8 preferred shares (8,333 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company. On October 21, 2015 and December 22, 2015, the Company drew down the amounts of $20,000 and $10,000, respectively under the Revolving Credit Facility.
On December 30, 2015, the Company exercised its right to convert $10,000 of the outstanding principal amount of the Revolving Credit Facility into 8 shares (8,333 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of Series B Convertible Preferred Stock of the Company. Each share of Series B Convertible Preferred Stock had the right to vote with the common shares on all matters on which the common shares were entitled to vote as a single class and the shares of Series B Convertible Preferred Stock had five votes per share. The shares of Series B Convertible Preferred Stock were to be mandatorily converted into common shares of the Company on a one to one basis within three months after the issuance thereof or any earlier date selected by the Company in its sole discretion.
On March 24, 2016, the Company entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $10,000 to $70,000, to give the Company an option to extend the maturity of the facility by 12 months to October 21, 2019 and to cancel the option of the lender to convert the outstanding Revolving Credit Facility to the Company's common stock.
Additionally, subject to the lender's prior written consent, the Company had the right to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 29 preferred shares (29,166 preferred shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company, with a voting power of 5:1 (vis-à-vis common stock) and would mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction the Company also entered into a Preferred Stock Exchange Agreement to exchange the 8 Series B Convertible Preferred Shares (8,333 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) held by the lender for $8,750. The Company subsequently cancelled the Series B Convertible Preferred Stock previously held by the lender, effective March 24, 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
3. Transactions with Related Parties - continued:
Sifnos Shareholders Inc. – Sierra Investments Inc. - continued:
On March 29, 2016, the Company drew down the amount of $28,000 under the Revolving Credit Facility.
On April 5, 2016, the Company sold all of its common shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911 and used $45,000 from the proceeds, to partly reduce the outstanding amount under the Revolving Credit Facility. In addition, the Company reached an agreement under the Revolving Credit Facility whereby the lender agreed to, among other things (i) release its lien over the Ocean Rig shares and, (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to the Company, in exchange for a 40% loan to value maximum loan limit, being introduced under this facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR.
On September 9, 2016, the Company entered into an agreement to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 29 Series D Preferred Shares (29,166 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company. Each preferred share had 100,000 votes and was not convertible into common stock of the Company. Also on September 21, 2016, the Company drew down the amount of $7,825 under the Revolving Credit Facility.
On October 31, 2016, the Company sold the shares of the owning companies of three Panamax vessels the Amalfi, Galveston and Samatan (Note 6), and as part of the transaction, entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $5,000 to $75,000 and to give the Company an option within 365 days to convert $7,500 of the outstanding loan into the Company's common shares. As part of the sale of the vessel owning companies, the Company paid the amount of $58,619 to the new owners, being the difference between the purchase price and the outstanding balance of the respective debt facility, by increasing the same amount the outstanding balance of the Revolving Credit Facility. Therefore, following the above transaction, the outstanding principal amount under the Revolving Credit Facility was $69,444. This transaction was approved by the independent members of the Company's Board of Directors on the basis of vessel valuations and a fairness opinion.
On November 30, 2016, Sifnos became the lender of record under two Syndicated Loans previously arranged by HSH Nordbank, with an outstanding balance of an aggregate of $85,066 under the ex-HSH syndicated facilities.
On December 15, 2016, the Company made a prepayment of $33,510 under the Revolving Credit Facility.
On December 30, 2016, the Company entered into a New Senior Secured Revolving Facility ("New Revolving Facility") with Sifnos for the refinancing of its outstanding debt, amounted to a total of $121,000. Under the terms of the New Revolving Facility, Sifnos extended a new loan of up to $200,000 that was secured by all of the Company's present and future assets except for the vessel Raraka. The New Revolving Facility carried an interest rate of Libor plus 5.5%, was non-amortizing, had a tenor of 3 years, had no financial covenants, was arranged with a fee of 2.0% and had a commitment fee of 1.0%. In addition, Sifnos had the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%. The transaction was approved by the Company's independent members of the board and a fairness opinion was obtained in connection with this transaction.
On January 19, 2017 and March 10, 2017, the Company acquired two VLGCs under construction and on April 6, 2017, acquired the two remaining VLGCs pursuant to the LPG Option Agreement and partially financed the closing price of the acquisition of the vessel-owning entities of the four vessels by using the then remaining undrawn liquidity of $79,000, under the New Revolving Facility. On May 23, 2017, the Company was released by all of its obligations and liabilities under the New Revolving Facility, as amended, through a Notice of Release from Sifnos, and entered into an unsecured Revolving Facility Agreement ("Revolving Facility") with Sierra and a separate Participation Rights Agreement with Mountain, both entities that may be deemed to be affiliated with Mr. George Economou, the Company's Chairman and Chief Executive Officer. The Revolving Facility carried an interest rate of Libor plus 6.5%, was non-amortizing, had a tenor of 5 years, had no financial covenants and was arranged with a fee of 1.0%. In addition, Mountain had the ability, through the Participation Rights Agreement, to participate in realized asset value increases of all of the Company's present and future assets, except the vessel Samsara, in a fixed percentage of 30% in case of their sale and had a duration of up to the maturity of the Sierra Revolving Facility Agreement. The Participation Rights Agreement was terminated on August 29, 2017, along with the Private Placement discussed above (Note 10). The transaction was approved by the Company's independent members of the board and a fairness opinion was obtained in connection with this transaction.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
3. Transactions with Related Parties - continued:
On August 29, 2017, following the closing of the Company's Private Placement, 9,818,182 common shares were issued to Sierra in exchange for the reduction of the principal outstanding balance by $27,000 of the Revolving Facility with Sierra (Note 10).
Further to the above, the outstanding balance under the above facilities as of December 31, 2016 and September 30, 2017 was $121,000, and $173,000, while the respective unamortized deferred finance costs amounted to $4,383, and $5,361, respectively.
The aggregate available undrawn amount under the above outstanding facilities at December 31, 2016 and September 30, 2017 was $79,000 and $27,000 respectively.
The weighted-average interest rates on the above facilities were 7.75% and 8.28% for the nine-month period ended September 30, 2016 and 2017, respectively.
On October 2, 2017, after the closing of the Rights Offering, rights holders subscribed for an aggregate 305,760 shares of common stock while 36,057,876 shares of common stock were issued to Sierra pursuant to the Backstop Agreement. The consideration for the 36,057,876 shares of common Stock issued to Sierra was the reduction of the outstanding balance under the Revolving Facility with Sierra by $99,159 (Note 18).

4. Other Current Assets:
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2016	September 30, 2017
Inventories	$3,446	$7,451
Insurance claims (Note 13)	1,071	1,010
Other	29	51
	$4,546	$8,512

5. Advances for Vessels under Construction:

The movement of the advances for vessels under construction and acquisitions during the nine-month period ended September 30, 2017, is set forth below:
September 30,
2017
Balance, December 31, 2016	$-
Advances for vessels under construction and related costs	204,429
Vessels Delivered	(156,671)
Balance, September 30, 2017	$47,758

On January 19, 2017, the Company acquired the first VLGC, Anderida, pursuant to the exercise of the respective options as per the LPG Option Agreement (Note 3), which was under construction at the time of acquisition at HHI, for a purchase price of $83,500. The Company paid an amount of $21,850 of the total purchase price, by using part of the undrawn liquidity under the New Revolving Facility (Note 3). An amount of $6,500 of the total amount paid, representing the value of the time charter attached acquired, was classified in "Additional Paid-in Capital", under the respective "Accounting for transactions under common control". The $61,650 balance of the purchase price for the VLGC was paid in installments until the vessel's delivery from HHI, using an amount of $37,500 under the secured term bank loan dated June 22, 2017 (Note 9) and cash on hand. The Company took delivery of the vessel on June 28, 2017 while on June 29, 2017, Anderida commenced its time charter on a fixed rate with five years firm duration to an oil major. The charterer has options to extend the firm employment period by up to three years.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
5. Advances for Vessels under Construction - continued:
On March 10, 2017, the Company acquired the second VLGC, Aisling, pursuant to the exercise of the respective option as per the LPG Option Agreement (Note 3), which was under construction at the time of acquisition at HHI, for a purchase price of $83,500. The Company paid an amount of $21,850 of the total purchase price, by using part of the undrawn liquidity under the New Revolving Facility (Note 3). An amount of $6,500 of the total amount paid, representing the value of the time charter attached acquired, was classified in "Additional Paid-in Capital", under the respective "Accounting for transactions under common control". The $61,650 balance of the purchase price for the VLGC was payable in installments until the vessel's delivery from HHI, using an amount of $37,500 under the secured term bank loan dated June 22, 2017 (Note 9) and cash on hand. The Company took delivery of the vessel on September 7, 2017 while on September 12, 2017, Aisling commenced its time charter on a fixed rate with five years firm duration to an oil major. The charterer has options to extend the firm employment period by up to three years.
On April 6, 2017, the Company acquired the remaining two VLGCs under construction at HHI, pursuant to the exercise of the respective options as per the LPG Option Agreement (Note 3), for a purchase price of $83,500 each. During the nine-month period, the Company paid an amount of $62,050 of the total purchase price, by using part of the undrawn liquidity under the New Revolving Facility (Note 3) and cash on hand. An amount of $16,001 of the total amount paid, representing the value of the time charter attached acquired, was classified in "Additional Paid-in Capital", under the respective "Accounting for transactions under common control". The $104,950 balance of the purchase price for the VLGCs is payable in installments until the vessels' delivery from HHI. The Company took delivery of the third VLCG on October 31, 2017 and expects to take delivery of the fourth VLCG in January 2018.
During the nine-month period ended September 30, 2017, an amount of $481, relating to capitalized expenses and $1,228 relating to capitalized interest, are included in the "Advances for vessels under construction and related costs".
6. Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Depreciation Accumulated	Net Book Value
Balance, December 31, 2016	$95,550	$-	$95,550
Additions	595,305	(6,167)	589,138
Depreciation	-	(2,465)	(2,465)
Balance, September 30, 2017	$690,855	$(8,632)	$682,223

On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou, the Company's Chairman and Chief Executive officer, for the sale of the vessel owning companies of the Capesize vessels Fakarava, Rangiroa and Negonego. On February 15, 2016, the Company announced that the sale of the vessel owning companies of its Capesize vessels, Fakarava, Rangiroa and Negonego to entities controlled by its Chairman and Chief Executive Officer Mr. George Economou had failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lump sum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company concluded a new sales agreement with entities controlled by Mr. George Economou, for the sale of the shares of the vessel owning companies of its Capesize vessels (Fakarava, Rangiroa and Negonego) for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the shares of the vessels' owning companies and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. As part of the transaction the Company also paid the amount of $12,060, being the difference between the purchase price and the outstanding balance of the respective debt facility, to the new owners. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners. In this respect, a charge of $23,018, was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
6. Vessels, net - continued:
On August 22, 2016, the Company concluded a Memorandum of Agreement with an unaffiliated third-party, to sell its Panamax vessel, Coronado, for a gross price of $4,250. The vessel was delivered to its new owner on September 9, 2016. In this respect, a gain of $1,089 was recognized and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", in the accompanying unaudited interim condensed consolidated statement of operations for the nine-month period ended September 30, 2016.
On September 16, 2016, the Company entered into a sale agreement with an entity controlled by Mr. George Economou, the Company's Chairman and Chief Executive Officer, for the sale of the shares of the owning company of the Panamax vessel Oregon, including the associated bank debt, for a gross price of $4,675. As part of the transaction the Company also paid the amount of $7,825 to the new owners, being the difference between the purchase price and the outstanding balance of the respective debt facility. The Company drew down the respective amount under its Revolving Credit Facility (Note 3). The shares of the vessel owning company were delivered to the new owner on September 21, 2016. Due to the controlling interests of Mr. George Economou in the Company and the buyers, the above sale constitutes a common control transaction. In this respect, a gain of $281, was recognized and included in "Additional paid in capital", in the accompanying consolidated balance sheet as at December 31, 2016, in accordance with the relevant US GAAP guidance.
On September 27, 2016, October 5, 2016 and October 18, 2016, the Company also concluded three Memoranda of Agreement with unaffiliated third parties for the sale of its Panamax vessels Ocean Crystal, Sonoma and Sorrento, respectively for gross prices of $3,720, $3,950 and $6,700, respectively. As a result of the concluded agreements, the Company revalued the respective vessels as of September 30, 2016 to their fair values with reference to their purchase prices and a gain of $3,020 was recognized in the accompanying interim unaudited consolidated statement of operations for the nine month period ended September 30, 2016, included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" On November 7, 2016, November 15, 2016 and November 22, 2016, the vessels Ocean Crystal, Sonoma and Sorrento, respectively, were delivered to their new owners.
On October 26, 2016, the Company entered into sales agreement with entities controlled by the Company's Chairman and Chief Executive Officer, Mr. George Economou, for the sale of the shares of the owning companies of three Panamax vessels the Amalfi, Galveston (the vessel Galveston was sold and delivered to its owners on November 30, 2015) and Samatan, along with the associated bank debt for an aggregate gross price of $15,000. As part of the transaction the Company also paid the amount of $58,619, being the difference between the purchase price and the outstanding balance of the respective debt facility, to the new owners. The Company drew down the respective amount under its New Revolving Facility (Note 3). The shares of the vessel owning companies were delivered to the new owners on October 31, 2016. Due to the controlling interests of Mr. George Economou in the Company and the buyers, the above sales constitute a common control transaction. In this respect, an aggregate loss of $476, was recognized and included in "Additional paid in capital", in the accompanying consolidated balance sheet as at December 31, 2016, in accordance with the relevant US GAAP guidance.
During the nine-month period ended September 30, 2016, a charge of $18,266 was also recognized as "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell.
As of December 30, 2016, and due to the improved financial condition of the Company, the Board of Directors decided that the 13 drybulk vessels comprising the Company's drybulk fleet, previously classified as held for sale, were not going to be sold, effective December 31, 2016.  Therefore, the Company reclassified its drybulk fleet as held and used.
On February 10, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one Aframax tanker under construction, Balla, for a purchase price of $44,500. The vessel was delivered on April 27, 2017.
On February 14, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Very Large Crude Carrier, Shiraga, for a purchase price of $57,000. The Company took delivery of this vessel on June 9, 2017.
On March 1, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Aframax tanker, Stamos, for a purchase price of $29,000.  The Company took delivery of this vessel on May 15, 2017.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
6. Vessels, net - continued:
On March 24, 2017, the Company concluded four Memoranda of Agreement with unaffiliated third parties for the acquisition of four modern, second-hand Newcastlemax vessels Marini, Morandi, Bacon and Judd for a total purchase price of $120,540. The Company took delivery of the vessels on May 2, 2017, July 5, 2017, July 6, 2017 and July 13, 2017, respectively.
The Newcastlemax bulkers Bacon and Judd had attached to their Memoranda of Agreements time charter employment contracts until certain dates in 2018 and 2017, respectively. After determining the aggregate fair values of these time-chartered contracts as of the acquisition date, the Company recorded a liability of $516 in relation to the attached time charter employment contract of the vessel Judd on the consolidated balance sheet under "Fair value of below market acquired time charters". This is amortized into revenues using the straight-line method over the respective contract periods and an amount of $244 was amortized and included in "Voyage and time charter revenues" in the accompanying unaudited interim condensed consolidated statement of operations for the nine-month period ended September 30, 2017. For the vessel Bacon, the fair value of the attached time charter employment contract was determined to be $nil.
On March 31, 2017, the Company concluded three Memoranda of Agreement with unaffiliated third parties for the acquisition of three Kamsarmax drybulk vessels, two second hand, Matisse and Valadon, and one under construction, Kelly, for a total purchase price of $71,000. The vessels Valadon, Matisse and Kelly were delivered on May 17, 2017, June 1, 2017 and June 14, 2017, respectively.
On April 12, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Kamsarmax drybulk carrier, Nasaka, for a purchase price of $22,000. The Company took delivery of this vessel on May 10, 2017.
On April 27, 2017, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Kamsarmax drybulk vessel, Castellani, for a purchase price of $23,500. The Company took delivery of this vessel on June 6, 2017.
On May 15, 2017, the Company also entered into a purchase agreement with an entity affiliated with Mr. George Economou for the purchase of the shares of the owning company of the Suezmax newbuilding vessel Samsara, for a purchase price of $64,000. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer's option at a base rate plus profit share and the charterer was also granted purchase options at the end of each firm period. An amount of $440 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning company acquired over the purchase price paid, was classified in "Additional Paid-in Capital", under the respective "Accounting for transactions under common control". The Company took delivery of this vessel on May 19, 2017 (Note 3). The Company accounts the abovementioned lease as an operating lease since none of the capital lease criteria are met. In particular, with respect to the charterers purchase option the respective term does not meet the capital lease classification criterion of a bargain purchase on the grounds that the purchase option exercise is not considered probable as there is no period that the exercise price will be lower than the anticipated value of the vessel.
During the nine-month period ended September 30, 2017, an amount of $8,277, relating to capitalized expenses and $1,488 relating to capitalized interest, are included in the "Vessels, net".
As of September 30, 2017, the VLGCs Anderida and Aisling were pledged as collateral to secure the Company's long-term debt (Note 9).
7. Acquisition of Nautilus Offshore Services Inc.:
The Company acquired through the acquisition of Nautilus Offshore Services Inc. ("Nautilus"), during 2015, six Offshore Supply Vessels, all of which were on time charters to Petroleo Brasileiro S.A. (Petrobras) until certain dates in 2017, and included fixed day rates that were above day rates available as of the acquisition date. After determining the aggregate fair values of these time-chartered contracts as of the acquisition date, the Company recorded the respective contract fair values on the consolidated balance sheet under "Fair value of above market acquired time charters". These are amortized into revenues using the straight-line method over the respective contract periods (based on the respective contracts).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
7. Acquisition of Nautilus Offshore Services Inc. - continued:
On February 15, 2016, March 3, 2016 and April 11, 2016, the Company announced that Petrobras had given notice of termination of the contracts for the vessels Crescendo, Jubilee and Indigo, respectively, effective as of March 6, 2016, March 9, 2016 and April 6, 2016. The contracts of the vessels Crescendo, Jubilee and Indigo were to expire on January 8, 2017, April 25, 2017 and August 30, 2017, respectively. On December 27, 2016, and in accordance with the respective terms the contract of the vessel Colorado expired. Effective on May 3, 2017, Petrobras also gave notice of termination on the contract for the vessel Jacaranda. The contract of the vessel Jacaranda expired on July 3, 2017. On June 21, 2017, and in accordance with the respective terms, the contract of the vessel Emblem expired.
The amortization and write offs of the fair value of the above market acquired time charter contracts as of September 30, 2016, amounted to $3,491 and $5,161 and are included to "Voyage and time charter revenue" and "Impairment loss, gain/loss from sale of vessel owning companies and other", respectively, in the accompanying unaudited condensed consolidated statement of operations for the nine-month period ended September 30, 2016.
The amortization and write offs of the fair value of the above market acquired time charter contracts as of September 30, 2017, amounted to $1,200 and $300 and are included to "Voyage and time charter revenue" and "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other", respectively, in the accompanying unaudited consolidated statement of operations for the nine-month period ended September 30, 2017.
	Amortization Schedule
	Balance as of December 31, 2016	Amortization and write-offs as of September 30, 2017
Above-market acquired time charters	$1,500	$1,500

8. Investment in Affiliates:
-	Ocean Rig:
On June 8, 2015, following an equity offering of Ocean Rig, the Company lost its controlling financial interest and deconsolidated Ocean Rig from its financial statements. From that date onwards, Ocean Rig was considered as an affiliated entity and not as a controlled subsidiary of the Company and the investment in Ocean Rig was accounted for under the equity method due to the Company's significant influence over Ocean Rig.
As at March 31, 2016, the Company's investment in Ocean Rig had a carrying value of $208,176, while the market value of the investment was $45,985. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore, the investment in Ocean Rig was written down to its fair value and a loss of $162,191 was recognized and included in the accompanying unaudited condensed consolidated statement of operations for the nine-month period ended September 30, 2016.
On April 5, 2016, the Company sold all of its shares in Ocean Rig to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911and recognized a gain of $792 as a result of the above transaction, including $343 relating to accumulated other comprehensive income and is included in the accompanying unaudited condensed consolidated statement of operations for the six-month period ended June 30, 2016. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig.
The Company's equity in the losses and capital transactions of Ocean Rig was 40.4% up to April 5, 2016 and is shown in the accompanying unaudited condensed consolidated statement of operations for the nine-month period ended September 30, 2016, as "Equity in net losses of Ocean Rig" amounting to a loss of $41,454.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
8. Investment in Affiliates - continued:
-	Heidmar:
On August 29, 2017, following the closing of the Private Placement (Note 3), the Company issued 12,000,000 common shares to SPII, an entity affiliated with Mr. George Economou, as a consideration for the purchase of the 100% issued and outstanding equity interests of SPI, which directly holds a 49% interest in Heidmar, a global tanker pool operator. SPI is a member of Heidmar, a Delaware limited liability company, which directly owns 49% of the total issued equity interests of Heidmar. The fair value of the investment as of the acquisition date was $34,000 (Note 10).
Since August 29, 2017, Heidmar was considered an affiliated entity of the Company and qualified as an equity method investment due to Company's significant influence over Heidmar. The Company elected to account for the investment in Heidmar under the fair value option in order to mitigate volatility in income that would affect the measurement of the investment under the equity method and achieve operational simplifications. The Company's investment in Heidmar was recorded at $34,000 upon the closing of the transaction. As of September 30, 2017, no change in the fair value of Company's investment in Heidmar was identified as determined by inputs that are not corroborated by market data, and thus, no adjustment for the investment in Heidmar to its fair value was recognized in the accompanying unaudited condensed consolidated statement of operations for the nine-month period ended September 30, 2017.
9. Long-term Debt:
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2016	September 30, 2017
Secured Credit Facilities - Drybulk Segment	16,935	-
Secured Credit Facilities – Gas Carrier Segment	-	74,239
Less: Deferred financing costs	(124)	(1,248)
Total debt	16,811	72,991
Less: Current portion	(16,811)	(5,808)
Long-term portion	$-	$67,183

Term bank loans and credit facilities
The bank loans are payable in U.S. Dollars in quarterly installments with balloon payments due at maturity until September 2023. Interest rates on the outstanding loans as at September 30, 2017, are based on LIBOR plus a margin.
During February 2017, May 2017 and August 2017, the Company made the first, second and third scheduled installments totaling of $2,000 and fully repaid the outstanding amount according to the agreement concluded on November 18, 2016, under its loan agreement dated June 20, 2008.
On April 25, 2017, the Company made a prepayment of $15,158 and repaid in full the outstanding amount and overdue interest under a loan agreement dated March 19, 2012.
On June 22, 2017, the Company entered into a secured term bank loan of up to $150,000 to partially finance the construction costs relating to the four VLGCs Anderida, Aisling, Mont Fort and Mont Gelé. The facility bears interest at LIBOR plus a margin and is repayable in twenty-four quarterly installments. During the nine-month period ended September 30, 2017, the Company drew an amount of $75,000, related to the delivery of the vessels Anderida and Aisling.
The aggregate available undrawn amounts under the Company's facilities at December 31, 2016 and September 30, 2017, were $0 and $75,000, respectively.
The weighted-average interest rates on the above outstanding debt were 2.96% for the nine-month period ended September 30, 2016 and 3.93% for the nine-month period ended September 30, 2017.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
9. Long-term Debt - continued:
The Company's secured credit facility dated June 22, 2017, is secured by first priority mortgage over the Company's VLGCs, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation. The loan contains customary financial covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels and changes in the general nature of the Company's business. The loans also contain certain financial covenants relating to the Company's financial position and operating performance, such as maintaining liquidity above a certain level.
The Company's secured credit facility imposes operating and negative covenants on the Company and its subsidiaries. These covenants may limit DryShips' subsidiaries' ability to, among other things, without the lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessels mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.
As of September 30, 2017, the Company was in compliance with the covenants in its credit facilities.
Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the nine-month periods ended September 30, 2016 and 2017, amounted to $6,615, and $818, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.
The annual principal payments required to be made after September 30, 2017, including balloon payments, totaling $74,239, are as follows:
Due through September 30, 2018	$6,090
Due through September 30, 2019	6,090
Due through September 30, 2020	6,090
Due through September 30, 2021	6,090
Due through September 30, 2022 and thereafter	49,879
Total principal payments	74,239
Less: Deferred financing costs	(1,248)
Total debt	$72,991

The Revolving Facility Agreement with Sierra is discussed in Note 3 herein.
10. Financial Instruments and Fair Value Measurements:
ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet.
The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. All of the Company's derivative transactions are entered into for risk management purposes.
All of the Company's interest swap agreements were either matured or terminated during the year ended December 31, 2016. As of December 31, 2016 and September 30, 2017, the Company had no interest rate swap agreements outstanding.
During the nine-month periods ended September 30, 2016 and 2017, the losses transferred from accumulated other comprehensive loss to the unaudited interim condensed consolidated statements of operations were $110 and $0, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
10. Financial Instruments and Fair Value Measurements - continued:
		Amount of Gain
		Nine-month period ended September 30,
Derivatives not designated as hedging instruments	Location of Loss Recognized	2016	2017
Interest rate swaps	Gain on interest rate swaps	$403	$-
Total		$403	$-

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current assets and liabilities and due to / due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.  Assets and liabilities held for sale are stated at fair value less cost to sell. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the investment in Heidmar was determined using unobservable inputs, such as offers quoted by third parties for the acquisition of the same interest in Heidmar, that are not corroborated by market data.
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
During 2016, the sale of the owning companies of the Capesize vessels' Fakarava, Rangiroa and Negonego resulted into a charge of $23,018, included in "Impairment loss, gain/loss from sale of vessel owning companies and other" for the nine-month period ended September 30, 2016 (Note 6).
An additional charge of $18,266 was also recognized as of September 30, 2016, and included in "Impairment loss, gain/loss from sale of vessel owning companies and other", due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell (Note 6). In addition, due to the sale of the vessels, Ocean Crystal, Sonoma and Sorrento, (Note 6), the Company revalued the above vessels with reference to the purchase prices as concluded in the respective Memoranda of Agreement and recognized a gain amounted to $3,020 and included in "Impairment loss, gain/loss from sale of vessels and vessel owning companies and other" (Note 6).

The Company's independent members of the board in connection with a fairness opinion obtained on August 11, 2017, approved a transaction pursuant to which the Company sold 36,363,636 of the Company's common shares to entities affiliated with its Chairman and Chief Executive Officer, Mr. George Economou, for an aggregate consideration of $100,000 at a price of $2.75 per share (the "Private Placement"). The Private Placement transaction was a non-monetary transaction with a transfer of an exchange of assets and liabilities from entities affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou, as a consideration for the common stock issued. The fair values of the non-monetary transactions, as described above, are determined based on the fair values of assets and liabilities given up on the date that the transaction was concluded, or if more clearly evident, the fair value of the asset and liabilities received on the date that the respective transaction was concluded. The Company considered that the fair value of the shares issued as part of the transaction is considered more clearly evident and concluded that in this respect the aforementioned non-monetary transaction will be recorded based on the fair value of the shares issued as part of the Private Placement. The fair value of the Company's exchanged capital stock was valued using the quoted market price available as of the closing of the transaction according to ASC 820 "Fair Value Measurement".

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
10. Financial Instruments and Fair Value Measurements - continued:
The Company issued in aggregate 36,363,636 shares of its common stock in the Private Placement to: (i) Sierra as an exchange for the reduction of the principal outstanding balance by $27,000 of the Company's Revolving Facility (Note 3); (ii) SPII as an exchange for the indirect purchase of the 49% equity interests in Heidmar that was measured at $34,000 (Note 8); (iii) Mountain as an exchange for the termination of the Participation Rights Agreement (Note 3) and the forfeiture of the Series D Preferred Shares. The transaction resulted in a total loss of $7,600, as the difference between the transaction price and the fair value price of $2.05 and is included in "Loss on Private Placement" in the accompanying unaudited condensed consolidated statement of operations for the nine-month period ended September 30, 2017. In addition, an amount of $2,805 was classified under the respective "Stockholders' Contribution", as the difference between the carrying value of the Series D Preferred Stock before their forfeiture and their fair value.
The following table summarizes the fair values for assets measured on a recurring basis as of September 30, 2017 using level 3 inputs:
	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Investment in Heidmar	$-	$-	$34,000
Total	$-	$-	$34,000

11. Common Stock and Additional Paid-in Capital:
Issuance of common shares
On December 23, 2016, the Company, entered into an agreement (the "2016 Purchase Agreement") with Kalani Investments Limited (the "Investor"), an entity organized in the British Virgin Islands that is not affiliated with the Company, under which the Company could sell up to $200,000 of its common stock to the Investor over a period of 24 months, subject to certain limitations. Proceeds from any sales of common stock were used for general corporate purposes. The Investor had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. In consideration for entering into the agreement, the Company has agreed to issue up to $1,500 of its common stock to the Investor as a commitment fee. No warrants, derivatives, or other share classes are associated with this agreement. As of January 31, 2017, the Company completed the sale to the Investor of the full $200,000 worth of shares of its common stock under the 2016 Purchase Agreement, which then automatically terminated in accordance with its terms.  Between the date of the 2016 Purchase Agreement, December 23, 2016, and January 30, 2017, the Company sold an aggregate of 32,681 shares (71,864,590 before the effect of the reverse stock splits) of common stock to the Investor, out of which 263 common shares (844,335 before the effect of the reverse stock splits) as commitment fees for entering into the 2016 Purchase Agreement.
On February 17, 2017, the Company entered into a common stock purchase agreement (the "February 2017 Purchase Agreement"), with the Investor. The February 2017 Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, the Investor was committed to purchase up to $200,000 worth of shares of the Company's common stock over the 24-month term of the purchase agreement and receive up to an aggregate of $1,500 of shares of our common stock as a commitment fee in consideration for entering into the February 2017 Purchase Agreement. As of March 17, 2017, the Company completed the sale to the Investor of the full $200,000 worth of shares of common stock under the February 2017 Purchase Agreement, which then automatically terminated in accordance with its terms. Between the date of the February 2017 Purchase Agreement, February 17, 2017, and March 16, 2017, the Company sold an aggregate 118,165 shares of its common stock (115,801,710 before the effect of the reverse stock splits) to the Investor, out of which 872 common shares (854,631 before the effect of the reverse stock splits) as commitment fees for entering into the February 2017 Purchase Agreement.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
11. Common Stock and Additional Paid-in Capital - continued:
Issuance of common shares - continued
On April 3, 2017, the Company entered into a common stock purchase agreement (the "April 2017 Purchase Agreement"), with the Investor. The April 2017 Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, the Investor was committed to purchase up to $226,400 worth of shares of the Company's common stock over the 24-month term of the April 2017 Purchase Agreement and receive up to an aggregate of $1,500 of shares of the Company's common stock as a commitment fee in consideration for entering into the April 2017 Purchase Agreement.
On August 11, 2017, the Company terminated the April 2017 Purchase Agreement.. Between the date of the April 2017 Purchase Agreement, April 3, 2017, and August 10, 2017, the Company has sold an aggregate of 31,392,280 shares of its common stock (123,998,456 before the effect of the reverse stock splits) to the Investor, out of which 42,630 common shares (879,711 before the effect of the reverse stock splits) as commitment fees for entering into the April 2017 Purchase Agreement.
On August 11, 2017, the Company's Audit Committee approved a Term Sheet pursuant to which the Company sold 36,363,636 of the Company's common shares to entities affiliated with its Chairman and Chief Executive Officer, Mr. George Economou, for an aggregate consideration of $100 million at a price of $2.75 per share. The Private Placement closed on August 29, 2017, when the Company issued an aggregate 36,363,636 shares of its common stock to SPII, Sierra and Mountain, entities that may be deemed to be affiliated with Mr. Economou (Note 3). The Company did not receive cash proceeds from the Private Placement.
Pursuant to the Term Sheet, the Audit Committee also approved a Rights Offering  that commenced on August 31, 2017 and allowed  the Company's shareholders to purchase their pro rata portion of up to $100,000 of the Company's common shares at a price of $2.75 per share. In connection with the Rights Offering, on August 29, 2017, Sierra also entered into a Backstop Agreement to purchase from the Company, at $2.75 per share, the number of shares of common stock offered pursuant to the Rights Offering that were not issued pursuant to existing shareholders' exercise in full of their rights (Note 3, 18).
Issuance of preferred shares
On June 8, 2016, the Company, entered into a Securities Purchase Agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares, warrants to purchase 5,000 Series C Convertible Preferred Shares and 0 common shares (310 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). The securities were issued to the investor through a registered direct offering. The total net proceeds from the offering, after deducting offering fees and expenses, were approximately $5,000. The Company further received $5,000 due to the exercise of all warrants, and the total proceeds were $10,000. The Series C Convertible Preferred Stock accrued cumulative dividends on a monthly basis at an annual rate of 8%. Such accrued dividends were payable in shares of common stock or in cash at the Company's option, or in a combination of cash and common shares.
On July 6, 2016, August 3, 2016, September 1, 2016, October 5, 2016 and November 4, 2016,  the Company issued 0 (70 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), 0 (17 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), 0 shares of Common stock (278 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits), 0 (328 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) and 0 shares of Common stock (339 shares before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) respectively, as dividend to the holders of our Series C Convertible Preferred shares.
As of November 18, 2016, the 5,000 Series C Convertible Preferred Shares issued on June 15, 2016 and their respective $400 dividends have been converted to 29 common shares (28,697 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) and the 5,000 Series C Convertible Preferred Shares issued on August 10, 2016, due to the exercise of the respective warrants, and their respective $344 dividends have been converted to 152 common shares (149,187 before the 1-8, 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits).
On September 9, 2016, the Company entered into an agreement to convert $8,750 of the outstanding balance of the Revolving Credit Facility with Sifnos (Note 3) into 29 Series D Preferred shares (29,166 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) of the Company. Each preferred share has 100,000 votes and shall not be convertible into common stock of the Company. The 29 Series D Preferred shares (29,166 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) were issued on September 13, 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
11. Common Stock and Additional Paid-in Capital - continued:
Issuance of preferred shares - continued
On November 16, 2016, the Company entered into a Securities Purchase Agreement with the Investor, for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, prepaid warrants to initially purchase an aggregate of 47 common shares (46,609 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits - with the number of common shares issuable subject to adjustment as described therein), and 0 common shares (13 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7  reverse stock splits). The total gross proceeds from the sale of the securities and the exercise of the preferred warrants were $100,000. The Series E1 and E2 Convertible Preferred Shares were entitled to receive dividends which could be paid by the Company, in shares of common stock or cash or a combination of cash and common shares and which were cumulative and accrued and compounded monthly.
As of December 12, 2016, the initial 20,000 Series E-1 Convertible Preferred Shares, which were issued on November 21, 2016, and their respective $1,400 dividends were converted to 873 common shares (856,352 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits).
Also, as of December 12, 2016, all preferred warrants were exercised and the 80,000 Series E1 and E2 Convertible Preferred Shares were issued and together with their respective $5,551 dividends were converted to 3,153 common shares (3,090,405 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits). Finally, all prepaid warrants have been exercised and in this respect, 45 common shares (44,822 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits) were issued.
On August 29, 2017, following the closing of the Private Placement, all outstanding shares of Series D Preferred Stock (which carried 100,000 votes per share) that Sifnos held were forfeited. An amount of $2,805, being the difference between the carrying value of the Series D Preferred Stock as of the forfeiture date and their fair value, was classified under the respective "Stockholders' Contribution" (Note 3, 10).
Reverse stock splits
On February 22, 2016, the Reverse Stock Split Committee of the Company resolved to effect a 1-for-25 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on March 11, 2016.
On July 29, 2016, the Board of Directors of the Company also determined to effect a 1-for-4 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on August 15, 2016.
On October 27, 2016, the Reverse Stock Split Committee of the Company determined to effect a 1-for-15 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on November 1, 2016.
On January 18, 2017, the Board of Directors of the Company determined to effect a 1-for-8 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on January 23, 2017.
On April 6, 2017, the Company determined to effect a 1-for-4 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on April 11, 2017.
On May 2, 2017, the Company determined to effect a 1-for-7 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on May 11, 2017.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
11. Common Stock and Additional Paid-in Capital - continued:
Reverse stock splits - continued
On June 16, 2017, the Company determined to effect a 1-for-5 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on June 22, 2017.
On July 18, 2017, the Company determined to effect a 1-for-7 reverse stock split of its common shares. The reverse stock split occurred, and the Company's common stock began trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on July 21, 2017. (Note 18)
All previously reported share and per share amounts have been restated to reflect the reverse stock splits.
Dividends
On February 27, 2017, the Company's Board of Directors decided to initiate a new dividend policy. Under this policy, the Company will pay a regular fixed quarterly dividend of $2,500 to the holders of common stock. In addition, at its discretion, the Board may decide to pay additional amounts as dividend each quarter depending on market conditions and the Company's financial performance, over and above the fixed amount.
On February 27, 2017, the Company's Board of Directors declared a quarterly dividend of $2,500, with respect to the quarter ended December 31, 2016, to the shareholders of record as of March 15, 2017. The dividend was paid on March 30, 2017.
On April 11, 2017, the Company's Board of Directors declared its second quarterly dividend of $2,500, with respect to the quarter ended March 31, 2017, to the shareholders of record as of May 1, 2017. The dividend was paid on May 12, 2017.
On July 7, 2017, the Company's Board of Directors declared its third quarterly dividend of $2,500, with respect to the quarter ended June 30, 2017, to the shareholders of record as of July 20, 2017. The dividend was paid on August 2, 2017.
On October 16, 2017, the Company's Board of Directors declared its fourth quarterly dividend of $2,500, with respect to the quarter ended September 30, 2017, to the shareholders of record as of October 27, 2017. The dividend was paid on November 13, 2017. (Note 18)
12. Equity Incentive Plan:
A summary of the status of the Company's non-vested shares as of December 31, 2016 and the movement during the nine-month period ended September 30, 2017, is presented below. There were no shares granted and no shares forfeited in the nine-month period ended September 30, 2017.
	Number of non-vested shares	Weighted average grant date fair value per non-vested shares
Balance December 31, 2016	0 (225 before the 1-for-4, 1-for-7, 1-for-5 and 1-for-7 reverse stock splits)	$51,187.908.8
Granted	-	-
Vested	-	-
Balance September 30, 2017	0	$51,187.908.8

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
12. Equity Incentive Plan-continued:
As of December 31, 2016 and September 30, 2017, there was $2,419 and $1,125, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over the weighted average period of 1.2 years.
The amounts of $2,681 and $1,292, represent the stock based compensation expense for the nine-month periods ended September 30, 2016 and 2017, respectively and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations. The total fair value of shares vested during the nine-month periods ended September 30, 2016 and 2017, was $0.
13. Commitment and Contingencies:
13.1  Legal proceedings:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.
As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
An investigation was carried out by Chinese authorities in relation with an alleged collision of the vessel Catalina with a fishing boat while enroute to Indonesia on May 7, 2016. The vessel remained detained in Ningbo, China and was released during July 2016.
Following determination of the Chinese Maritime authorities on the apportionment of inter ship liability, the P&I Club is in the process of negotiating the settlement of the property damage claim of the owners of the fishing boat in order to cover owners' portion of such liability. Crew claims were separately settled by such club. The criminal proceedings in relation to such case are now closed.
HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced London arbitration references against the Company, seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR.
On July 4, 2017, the Company announced that it and its chief executive officer and chairman of the Company's board of directors, Mr. George Economou, had been named as defendants in a lawsuit filed in High Court of the Republic of the Marshall Islands (Civil Action No. 2017-131) by Michael Sammons alleging, in relevant part, breaches of fiduciary duty, unjust enrichment, and conflict of interest. The plaintiff sought, among other things, a temporary restraining order and preliminary injunction to suspend any further issuances of new common shares by the Company at a price per share below the price specified by the plaintiff in the complaint, as well as certain other compensatory and punitive damages specified in the complaint. On July 24, 2017, the High Court of the Marshall Islands (the "Court") issued an order denying plaintiff's motion for a preliminary injunction.  On August 10, 2017, the plaintiff filed a first amended complaint which added a new plaintiff, and was styled as a direct action only, alleging three new counts for breach of fiduciary duties and constructive fraud, and removing certain of the counts asserted in the original complaint. The plaintiffs requested to proceed pro se and on August 16, 2017, the Court granted a motion to withdraw filed by plaintiffs' counsel.  On August 22, 2017, now acting pro se, plaintiffs filed a motion for leave to file a second amended complaint, making certain changes to the allegations of the first amended complaint and propounding an additional count for breach of fiduciary duties. The Court has set an in-person hearing for oral argument on Defendant's motion to dismiss on February 2, 2018.  The most recent complaint seeks compensatory damages of $1.56 million and treble punitive damages of $4.68 million against Mr. Economou, and requests injunctive and equitable relief against the Company. The Company and Mr. Economou believe the complaint, as amended, to be without merit and have filed motions to dismiss the second amended complaint.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
13. Commitment and Contingencies - continued:
13.1  Legal proceedings – continued
On August 2, 2017, a purported class action complaint was filed in the United States District Court for the Eastern District of New York (No. 17-cv-04547) by Herbert Silverberg on behalf of himself and all others similarly situated against, among others, the Company and two of its executive officers. The complaint alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company will respond to the complaint by the appropriate deadline to be set in the future. The Company and its management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.
On August 31, 2017, a lawsuit was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017- 198) by certain Ocean Rig Creditors against, among others, the Company and two of its executive officers.  The complaint alleges nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. On October 31, 2017, the Company (and all other defendants) filed motions to dismiss the said complaint and that motion is presently in briefing.  The Company and its management believe that the complaint is without merit and have filed motions to dismiss the complaint.
The Company received a subpoena from the Securities and Exchange Commission ("SEC") requesting certain documents and information from the Company in connection with offerings made by the Company between June 2016 and July 2017. The Company is providing the requested information to the SEC.
Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
13.2 Purchase obligations
The following table sets forth the Company's contractual obligations and their maturity dates as of September 30, 2017:
Obligations:	Total	1st year
Vessels shipbuilding contracts	$104,950	104,950
Total obligations	$104,950	104,950

13.3  Contractual charter revenue
Future minimum contractual charter revenue, based on operating vessels committed to non-cancelable, long-term time contracts as of September 30, 2017, amounts to $34,918 for the twelve months ending September 30, 2018, $27,276 for the twelve months ending September 30, 2019, $27,293 for the twelve months ending September 30, 2020, $27,276 for the twelve months ending September 30, 2021 and $20,705 for the twelve months ending September 30, 2022. These amounts do not include any assumed off-hire.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
14.  Interest and Finance Costs:
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Nine-month period ended September 30,
	2016	2017
Interest incurred on long-term debt	$5,167	$626
Interest, amortization of financing fees and other on loan from related party	1,087	11,026
Amortization and write off of financing fees	546	271
Other	290	356
Capitalized interest and finance cost	-	(2,716)
Total	$7,090	$9,563

15.  Segment Information:
The Company has currently four reportable segments from which it derives its revenues: drybulk, offshore support, tanker and gas carrier segments. The Company, after selling its whole tanker fleet during 2015, re-entered the tanker market through the acquisition of four tanker vessels (Note 6) which were delivered during the six-month period ended June 30, 2017. The Company also entered during 2017 the gas carrier market through the acquisition of four VLGCs (Note 5 and 6). Finally the Company received earnings or losses from its investment in Ocean Rig up to April 5, 2016 (Note 3 and 8). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes. The gas carrier segment consists of vessels for the transportation of liquefied petroleum gas.
The tables below present information about the Company's reportable segments as of and for the nine-month periods ended September 30, 2016 and 2017. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements. The Company allocates general and administrative expenses and loss on private placement of the parent company to its subsidiaries on a pro rata basis.
The Company measures segment performance based on net loss. Summarized financial information concerning each of the Company's reportable segments is as follows:
	Drybulk Segment		Offshore support Segment		Tanker Segment		Gas Carrier Segment		Drilling Segment		Total
	Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30		Nine-month period ended September 30,		Nine-month period ended September 30,
	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017
Revenues from external customers	$22,033	$39,916	$20,206	$3,819	$45	$11,072	$-	$3,316	$-	$-	$42,284	$58,123
Income tax expense	-	(66)	(21)	(15)	-	-	-	-	-	-	(21)	(81)
Net loss	(69,586)	(26,335)	(9,167)	(11,758)	(963)	(5,193)	-	(1,047)	(41,454)	-	(121,170)	(44,333)

	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017
Total assets	$162,532	$417,345	$31,191	$31,465	$7	$201,264	$-	$212,810	$-	$-	$193,730	$862,884

The Company's bulkers, tankers and VLGCs operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
16.  Loss per Share:
The Company calculates basic and diluted losses per share as follows:
	Nine-month period ended September 30,
	2016			2017
	Loss (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips Inc	(121,170)	-	-	(44,333)	-	-
Plus: Contribution from Series D Preferred Stock forfeiture	-	-	-	2,805	-	-
Less: Series C Convertible Preferred Stock dividends	(604)	-	-	-	-	-
Basic and diluted LPS
Loss attributable to common stockholders	(121,774)	70	(1,739,628.57)	(41,528)	12,356,150	(3.36)

For the nine-month periods ended September 30, 2016 and 2017 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted losses per share are the same.

17. Income Taxes:
None of the countries of incorporation of the Company and its subsidiaries impose a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Republic of the Marshall Islands, Malta and Norway, the countries in which the Company and the drybulk, offshore support, tanker and gas carrier vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of operations.
The Republic of the Marshall Islands, Malta and Norway, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries may be eligible to qualify for exemption from United States federal income taxation with respect to U.S. source shipping income if such companies satisfy certain ownership and documentation requirements under applicable U.S. federal income tax law and regulations. The ship-owning subsidiaries will be deemed to satisfy these certain requirements if the Company is able to satisfy such requirements.  The Company cannot satisfy the ownership requirements to qualify for an exemption from United States taxation on its U.S. source shipping income for the taxable year ending December 31, 2017.  Therefore, each of the Company's Republic of the Marshall Islands, Malta and Norway ship-owning subsidiaries are subject to U.S. federal income tax in respect of their U.S. source shipping income. As a result, the Company recognized the related tax expense in the accompanying consolidated statement of operations for the nine month period ended September 30, 2017.
18. Subsequent Events:
18.1 On October 2, 2017, upon the closing of the Rights Offering (Note 11), rights holders subscribed for an aggregate 305,760 shares of the Company's common stock while 36,057,876 shares of the Company's common stock were issued to Sierra pursuant to the Backstop Agreement. The consideration for the 36,057,876 shares of common stock issued to Sierra was the reduction of the outstanding amount under the Sierra Revolving Facility by $99,159 (Note 3).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
 (Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
18. Subsequent Events - continued:
18.2 On October 16, 2017, the Company's Board of Directors declared its fourth quarterly dividend of $2,500, with respect to the quarter ended September 30, 2017, to the shareholders of record as of October 27, 2017. The dividend was paid on November 13, 2017. (Note 11)

18.3 On October 25, 2017, the Revolving Facility with Sierra was refinanced with a new term loan facility with Sierra of $73,841 secured by assets, with a loan to value ratio of 50%, a tenor of 5 years, no amortization and interest rate of Libor plus 4.5%. No arrangement fees or other fees were charged in connection with the refinancing.

18.4 On October 27, 2017, the Company drew down $37,500 from the secured term bank loan dated on June 22, 2017 to partially finance the final installment of the under construction VLGC vessel, Mont Fort. On October 31, 2017, the vessel Mont Fort was delivered to the Company, while on November 5, 2017, Mont Fort commenced its time charter on a fixed rate with ten years firm duration to an oil major trading company.

18.5 On November 21, 2017, Mr. George Kokkodis was appointed to the Board of the Company. Following the appointment of Mr. Kokkodis, the Company's Board of Directors is now comprised of six directors, four of whom are considered independent under the NASDAQ rules.

18.6 During September 2017, the vessels Majorca and Marbella experienced grounding incidents. As a result the Company expects to incur a total of about 115 off-hire days and also incur one-time expenses of approximately $2,000 associated with the relevant repairs.